QUANTBASE, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021

(Unaudited)

QUANTBASE, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2021

1. ORGANIZATION AND PURPOSE

Quantbase, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company offers automated investment portfolios to retail investors and derives revenue from fees on assets under management.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing, registering with the SEC, and ongoing compliance costs including ongoing counsel from RIAInABox.

QUANTBASE, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2021

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

Quantbase Investments, Inc

Balance Sheet

For Year Ending December 31st, 2021

Assets	
Current Assets	
Cash	$ 268,797.38
Other current assets	$ -
Total current assets	$ 268,797.38
Fixed Assets	
Plant, Property, and Equipment	$ -
Intangible Assets	$ -
Other fixed assets	$ -
Total fixed assets	$ -
Total assets	$ 268,797.38
Liabilities	
Current Liabilities	
Accounts payable	$ -
Taxes payable	$ -
Current debt	$ -
Other current liabilities	$ -
Total current liabilities	$ -
Long-term liabilities	
Long-term debt	$ -
Other long-term liabilities	$ -
Total long-term liabilities	$ -
Total liabilities	$ -
Equity	
Capital	$ 268,797.38
Retained Earnings	$ -
Total equity	$ 268,797.38
Total liabilities + Equity	$ 268,797.38

Quantbase Investments, Inc

Income Statement

For Year Ending December 31st, 2021

	Sept	Oct	Nov	Dec
Revenue				
AUM fee Revenue	$ -	$ -	$ -	$ -
Other Revenue	$ -	$ -	$ -	$ -
Total Revenue	$ -	$ -	$ -	$ -
Cost of Goods				
Hosting Expenses	$ -	$ 49	$ 6	$ 30
Employee Expenses	$ -	$ -	$ -	$ -
Direct Third Party Costs	$ -	$ -	$ -	$ -
Total CoGS	$ -	$ 49	$ 6	$ 30
Gross Profit	$ -	$ (49)	$ (6)	$ (30)
Gross Profit Margin	0%	0%	0%	0%
Operating Expenses				
Marketing	$ -	$ -	$ 15,175	$ 21
Compliance / Legal	$ -	$ 6,952	$ 297	$ 2,087
Product Development	$ -	$ -	$ -	$ -
General and Administrative	$ -	$ 350	$ 886	$ 350
Total Operating Expenses	$ -	$ 7,302	$ 16,358	$ 2,458
Operating Profit	$ -	$ (7,351)	$ (16,364)	$ (2,488)
Software amortization	$ -	$ -	$ -	$ -
Sales commissions amortization	$ -	$ -	$ -	$ -
Interest Expense	$ -	$ -	$ -	$ -
Net Profit	$ -	$ 6,952	$ 297	$ 2,087
Income Tax	$ -	$ -	$ -	$ -
Net Income	$ -	$ (7,351)	$ (16,364)	$ (2,488)

Quantbase Investments, Inc

Statement of Cash Flows

For Year Ending December 31st, 2021

<u>Cash at beginning of year</u>	$	-

Operations

<u>Cash receipts from</u>

Customers	$	-
Other operations	$	-

<u>Cash paid for</u>

Inventory purchases	$	-
Hosting	$	(85.00)
General operating and administrative expenses	$	(1,585.60)
Marketing	$	(15,196.49)
Wage expenses	$	-
Compliance / Legal	$	(9,335.53)
Interest	$	-
Income taxes	$	-
Other operations	$	-

Net Cash Flow from Operations	$	(26,202.62)

Investing Activities

<u>Cash receipts from</u>

Sale of property and equipment	$	-
Collection of principal on loans	$	-
Sale of investment securities	$	-

<u>Cash paid for</u>

Purchase of property and equipment	$	-
Making loans to other entities	$	-
Purchase of investment securities	$	-

Net Cash Flow from Investing Activities	$	-

Financial Activities

<u>Cash receipts from</u>

Issuance of stock	$ 295,000.00
Borrowing	$ -

<u>Cash paid for</u>

Repurchase of stock (treasury stock)	$ -
Repayment of loans	$ -
Dividends	$ -

<u>Net Cash Flow from Financial Activities</u> $ 295,000.00

<u>Net change in cash</u> $ 268,797.38
<u>Cash at end of year</u> $ 268,797.38

QUANTBASE INVESTMENTS, INC.

Consolidated Statement of Equity

For the fiscal year ended December 31, 2021 (Unaudited)

	Common Stock Shares	Par Value	Additional Paid-in Capital - SAFE	Retained Earnings	Total Stockholders' Equity
Beginning Balance, September 20, 2021	10,000,000	$100	-	-	
Contributions			$295,000.00	-	
Other comprehensive gain/loss	-	-	-	-	
Net income		-	-	($26,203.00)	
Ending Balance, December 31, 2021	10,000,000	$100	$295,000.00	($26,203.00)	**$268,897.00**